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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d OF
                       THE SECURITIES EXCHANGE ACT OF 1934





                            KINROSS GOLD CORPORATION


                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2


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                                                                          Page 2








EXHIBIT INDEX
-------------

Exhibit 99.1    Form of Proxy
Exhibit 99.2 Management Information Circular and Management Information Circular Supplement


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                                                                            Page


                                   SIGNATURES




         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     KINROSS GOLD CORPORATION







                                     Signed: /s/ Shelley M. Riley
                                             -----------------------------------
                                                 Shelley M. Riley
                                                 Corporate Secretary





December 23, 2002.